# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hippo Holdings Inc., CIK 0001828105
CUSIP: 433539103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Almaden Blvd, Suite 400, San Jose, California (CA), 95113
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0000920760
Persons authorized to receive notices and communications: Katherine Lee Martin, Lennar Corporation, 5505 Waterford District Drive, Miami, Florida (FL), 33126, (305) 559-4000

## Reporting persons
- Lennar Corporation (CIK 0000920760): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,169,580; sole dispositive power 0; shared dispositive power 2,169,580; aggregate amount beneficially owned 2,169,580 (8.6% of the class)
- Len X, LLC (CIK 0001875154): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,169,580; sole dispositive power 0; shared dispositive power 2,169,580; aggregate amount beneficially owned 2,169,580 (8.6% of the class)
- LEN FW Investor, LLC (CIK 0001875144): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,186,050; sole dispositive power 0; shared dispositive power 2,169,580; aggregate amount beneficially owned 2,186,050 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hippo Holdings Inc.
Address of issuer's principal executive offices: One Almaden Blvd, Suite 400, San Jose, California (CA), 95113
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on August 9, 2021, as amended by Amendment No. 1 filed on April 12, 2022, Amendment No. 2 filed on August 19, 2022 and Amendment No. 3 filed on July 3, 2025 (collectively, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Hippo Holdings Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5. As of the date of this Amendment, one of the Reporting Persons owns 2,169,580 shares of the Issuer's Common Stock, constituting approximately 8.6% of the Issuer's outstanding Common Stock. In addition, that Reporting Person holds an irrevocable proxy to vote 16,470 shares of the Issuer's Common Stock. Those shares, together with the shares owned by the Reporting Person, constitute approximately 8.6% of the outstanding Common Stock. Because that Reporting Person has agreed not to participate in a vote or consent, or make a decision, with regard to more than 9.99% of the voting interests in the Issuer, the Reporting Persons deny that any of them is the beneficial owner of shares that are subject to the irrevocable proxy to the extent they would increase a Reporting Person's voting interest above 9.99%.

Such percentage was calculated based on 25,335,179 outstanding shares of Common Stock as of October 29, 2025, as set forth in the Issuer's Quarterly Report on 10-Q filed with the SEC on November 5, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On November 7, 2025, LEN FW Investor, LLC sold 119,780 shares of Common Stock, each in open market transactions at prices ranging from $33.00 to $34.37 per share (a weighted-average price of $33.87 per share).

On November 10, 2025, LEN FW Investor, LLC sold 62,058 shares of Common Stock, each in open market transactions at prices ranging from $33.01 to $35.135 per share (a weighted-average price of $33.59 per share).

On November 11, 2025, LEN FW Investor, LLC sold 65,000 shares of Common Stock, each in open market transactions at prices ranging from $32.98 to $33.70 per share (a weighted-average price of $33.22 per share).

On November 12, 2025, LEN FW Investor, LLC sold 60,000 shares of Common Stock, each in open market transactions at prices ranging from $33.555 to $34.76 per share (a weighted-average price of $34.06 per share).

The Reporting Persons undertake to provide to the Issuer or the staff of the U.S. Securities and Exchange Commission (the "SEC"), upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c). Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

## Signatures
- Lennar Corporation: /s/ Katherine Lee Martin, Katherine Lee Martin, Chief Legal Officer and Corporate Secretary (11/14/2025)
- Len X, LLC: /s/ Katherine Lee Martin, Katherine Lee Martin, Corporate Secretary (11/14/2025)
- LEN FW Investor, LLC: /s/ Katherine Lee Martin, Katherine Lee Martin, Corporate Secretary (11/14/2025)